UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tesaro, Inc.

File No. 001-35587 - CF#34378

Tesaro, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed November 4, 2016, as modified by the same contract refiled with fewer redactions as Exhibit 10.26 to a Form 10-K filed on February 28, 2017 and as Exhibit 10.1 to a Form 10-Q/A filed on March 22, 2017.

Based on representations by Tesaro, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

> Exhibit 10.1 to Form 10-Q filed November 4, 2016 and March 22, 2017 through November 4, 2019
> Exhibit 10.26 to Form 10-K filed February 28, 2017 through November 4, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary